C21's Nevada Dispensaries Achieve Record Retail Revenue for Q2

VANCOUVER, August 4, 2020 - C21 Investments Inc. ("C21" or the "Company") (CSE: CXXI and OTCQB: CXXIF) today announced record revenue at its Nevada dispensaries for its second quarter ("Q2" ending July 31, 2020) as well as for the month of July 2020. All figures are in U.S. dollars and are preliminary, unaudited, and sales figures are stated before sales taxes.

Nevada Retail Highlights:

  Q2 retail revenue sets record for a quarter, surpassing the previous high in Q3 of last year
  July sets a monthly revenue record; first month over $3 million at Silver State dispensaries and best month ever at the Fernley dispensary
  $98.5k retail revenue run rate per day in July; previous record of $96.5k in June 2020
  $63 average ticket size in Q2
  Phantom Farms flower continues as Silver State's top SKU - 13 of the top 25 SKUs are the Company's Oregon brands

Nevada Dispensaries

	Year Ending January 31, 2021				Year Ended January 31, 2020
	July	Q2 June	May	Q1	Q4	Q3	Q2	Q1
$/transaction	$59.4	$62.0	$70.7	$61.7	$47.3	$48.2	$48.9	$50.0

Sales $000/day	$98.5	$96.5	$83.3	$76.8	$87.4	$90.4	$85.0	$78.3

Company CEO and President, Sonny Newman: "We are very pleased with the record Q2 and July performance at our Nevada dispensaries which is a testament to the dedication of our team. We are proud to be celebrating our fifth anniversary as Nevada's first licensed dispensary. Despite beginning the quarter under state-mandated delivery-only sales, we responded quickly and began operating three complementary sales channels in May as restrictions eased. Our strong and loyal customer base continues to mitigate the impact of the pandemic on our Nevada business. While both dispensaries are performing exceptionally well, our Fernley dispensary continues to significantly exceed expectations with July recording its best month of sales to date."

"In the second quarter C21 has continued to optimize its Oregon operations. As of June, several non-core Oregon assets are subject to third-party management agreements and nearing the completion of sale, which will generate cash, and reduce costs and liabilities from mid-June onwards. With operations streamlined in Oregon, and robust revenue and EBITDA margins at our Silver State dispensaries, C21 is working to deepen its presence in Nevada as we continue to make progress in establishing our debt facility."

"As reported in our recent year-end financials, our Nevada dispensaries generated an average of approximately $16 million in revenue and $6 million in adjusted EBITDA per dispensary. With the ability to replicate and scale both our profitable dispensary model, and our vertically integrated operations in Nevada, and with 80% of our cultivation and production facility still untapped, we expect to build on Q2's record retail revenue and enhance shareholder value moving forward," said Mr. Newman.

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the ability of the Company's Nevada retail locations to operate at record run rates, the performance of the Company's Nevada operations generally and during the pendency of the COVID-19 pandemic, the ability of the Company to finalize asset sales and efficiently operate in Oregon, the Company's ability to pursue growth opportunities, the Company's progress in resolving its short-term debt obligations, the performance of the Company's brands, the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.